Exhibit 12.1

Statement of Computation of Ratios

	Year Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2016
	(dollars in thousands)
Fixed charges:
Interest expense	$8,355	$7,553	$5,416	$4,450	$6,044	$1,159
Amortization of debt discount and related expenses	1,018	729	295	125	935	302
Estimate of interest within rental expense	2,116	1,812	1,717	1,968	2,450	459

Total fixed charges	$11,489	$10,094	$7,428	$6,543	$9,429	$1,920

Earnings available for fixed charges:
Income (loss) from continuing operations before taxes	$(61)	$(17,692)	$(15,834)	$2,559	$4,156	$(5,931)
Add: Fixed charges	11,489	10,094	7,428	6,543	9,429	1,920
Add: Amortization of capitalized interest	—	—	—	—	—	2
Add: Distributed income of equity investees	—	—	—	—	—	77
Less: Capitalized interest	—	—	—	—	(315)	(166)

Total earnings available for fixed charges	$11,428	$(7,598)	$(8,406)	$9,102	$13,270	$(4,098)

Ratio of earnings to fixed charges(1)(2)	N/A	N/A	N/A	1.39	1.41	N/A

Deficit of earnings to fixed charges(2)	$61	$17,692	$15,834	N/A	N/A	$6,018

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus equity in investments and less net income attributable to non-controlling interests. Fixed charges consist of interest, amortization of debt fees and that portion of rent deemed representative of interest. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.

(2)	In 2011, 2012 and 2013 and the three months ended March 31, 2016, we incurred losses from operations or our earnings were insufficient to cover our fixed charges. As a result, the ratio of earnings to fixed charges is not calculated for these periods as the ratio would be less than 1:1.